**EXHIBIT 99.1**

## JOINT FILING AGREEMENT

Each of the undersigned, pursuant to Rule 13d-1(k)(1) under the Act, hereby agrees and acknowledges that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the information required by this Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of them. The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

**INDEX VENTURES VI (JERSEY) LP**

| | |
|---|---|
| Signature: | /s/ Nigel Greenwood |
| Name/Title: | Nigel Greenwood, Director of General Partner |
| Date: | November 14, 2025 |

**INDEX VENTURES VI PARALLEL ENTREPRENEUR FUND (JERSEY), L.P.**

| | |
|---|---|
| Signature: | /s/ Nigel Greenwood |
| Name/Title: | Nigel Greenwood, Director of General Partner |
| Date: | November 14, 2025 |

**INDEX VENTURE ASSOCIATES VI LTD**

| | |
|---|---|
| Signature: | /s/ Nigel Greenwood |
| Name/Title: | Nigel Greenwood, Director |
| Date: | November 14, 2025 |

**INDEX VENTURES GROWTH IV (JERSEY), L.P.**

| | |
|---|---|
| Signature: | /s/ Nigel Greenwood |
| Name/Title: | Nigel Greenwood, Director of General Partner |
| Date: | November 14, 2025 |

**INDEX VENTURE GROWTH ASSOCIATES IV LTD**

| | |
|---|---|
| Signature: | /s/ Nigel Greenwood |
| Name/Title: | Nigel Greenwood, Director |
| Date: | November 14, 2025 |

**INDEX VENTURES GROWTH V (JERSEY), L.P.**

| | |
|---|---|
| Signature: | /s/ Nigel Greenwood |
| Name/Title: | Nigel Greenwood, Director of General Partner |
| Date: | November 14, 2025 |

**INDEX VENTURE GROWTH ASSOCIATES V LTD**

| | |
|---|---|
| Signature: | /s/ Nigel Greenwood |
| Name/Title: | Nigel Greenwood, Director |
| Date: | November 14, 2025 |

**YUCCA (JERSEY) SLP**

| | |
|---|---|
| Signature: | /s/ Tapiwa Cuthbert Munyawiri and /s/ Carolyn Gates |
| Name/Title: | Tapiwa Cuthbert Munyawiri and Carolyn Gates, Authorized Signatories |
| Date: | November 14, 2025 |